Filed pursuant to Rule 433
Registration Statement No. 333-275324
(To Prospectus dated January 2, 2024)
(To MJDS Prospectus dated January 30, 2024)

Marketed Prospectus Offering of Flow-Through Common Shares

A MJDS base shelf prospectus dated January 30, 2024 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”).  A registration statement on Form S-3/A (SEC File No. 333-275324, declared effective January 2, 2024) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement to the MJDS base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada, except for Quebec, and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov or SEDAR+ at www.sedarplus.ca. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Agents (defined below) participating in the Offering (as defined below) who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR+ for more complete information before making an investment decision.

Issuer:	McEwen Mining Inc. (the “Company”)

Issued Securities:
643,000 shares of common stock in the capital of the Company that qualify as “flow-through shares” with respect to “Canadian exploration expenses” for purposes of the Income Tax Act (Canada) (the “ITA”) and “Ontario focused flow-through shares” (within the meaning of subsection 103(7) of the Taxation Act, 2007 (Ontario) (the “Offered CEE FT Shares”, and offering of such shares the “CEE FT Offering”).

890,000 shares of common stock in the capital of the Company that qualify as “flow-through shares” with respect to “Canadian development expenses” for purposes of the ITA (the “Offered CDE FT Shares”, and together with the Offered CEE FT Shares, the “Offered Shares”, and offering of such shares the “CDE FT Offering”, and together with the CEE FT Offering, the “Offering”).

Size of Issue:	CEE FT Offering of C$13,650,890 (~US$10.0 million) CDE FT Offering of C$16,384,900 (~US$12.0 million)

Issue Price:	C$21.23 (~US$15.52) per Offered CEE FT Share (the “CEE FT Issue Price”). C$18.41 (~US$13.49) per Offered CDE FT Share (the “CDE FT Issue Price”).

Agents:
Cantor Fitzgerald Canada Corporation (“CFCC”) and Cantor Fitzgerald & Co, as applicable, will act as a sole bookrunner and lead agent and will lead a syndicate of agents in connection with the Offering (collectively, the “Agents”). CFCC will retain a minimum of 77.5% of the syndicate economics.

Form of Offering:
Marketed offering by way of a prospectus supplement to the Company’s MJDS base shelf prospectus in all provinces and territories of Canada (other than Quebec) and a prospectus supplement to the Company’s effective registration statement on Form S-3 in the United States, subject to a mutually acceptable placement agency agreement (the “Agency Agreement”).

Jurisdictions:
The Offered Shares will be offered in the United States and Canada (other than Quebec) by the Agents either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Agency Agreement, the Agents may offer the Offered Shares outside of Canada and the United States.

Agents’ Fees:	The Company shall pay the Agents a commission equal to 5.0% of the gross proceeds of the Offering.

Use of Proceeds:
Proceeds received from the sale of the Offered CEE FT Shares will be used solely to incur Canadian exploration expenses as defined in subsection 66.1(6) of the ITA, which will (provided certain legislative amendments, in respect of the definition of “flow-through mining expenditure” in subsection 127(9) of the ITA, are enacted as announced) also qualify as “flow-through mining expenditures” as defined in subsection 127(9) of the ITA and as “eligible Ontario exploration expenditures” within the meaning of the Taxation Act, 2007 (Ontario) (the “Qualifying Exploration Expenditures”), on the Company’s directly and indirectly held mineral properties in Ontario and which will be renounced to subscribers with an effective date of no later than December 31, 2024.

Proceeds received from the sale of the Offered CDE FT Shares will be used solely to incur Canadian development expenses, as defined in subsection 66.2(5) of the ITA (the “Qualifying Development Expenditures”), on the Company’s directly and indirectly held mineral properties in Ontario, which will be renounced to subscribers with an effective date of no later than December 31, 2025, based on the following schedule: C$4,100,000 by March 31, 2025, an additional C$8,200,000 by September 30, 2025, and any remaining balance by December 31, 2025.

Listing:
Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including Toronto Stock Exchange and New York Stock Exchange approval of the listing of the Offered CEE FT Shares and the Offered CDE FT Shares.

Certain Canadian Income Tax Considerations:
The Company will renounce the Qualifying Exploration Expenditures to subscribers of the Offered CEE FT Shares (on a pro-rata basis) with an effective date of no later than December 31, 2024.

The Company will renounce the Qualifying Development Expenditures to subscribers of the Offered CDE FT Shares (on a pro-rata basis) with an effective date of no later than December 31, 2025, based on the following schedule: C$4,100,000 by March 31, 2025, an additional C$8,200,000 by September 30, 2025, and any remaining balance by December 31, 2025.

In the event that the Company is unable to renounce the Qualifying Exploration Expenditures and/or the Qualifying Development Expenditures in the manner described above, the Company will, to the extent permitted under the ITA, fully and promptly indemnify each subscriber of Offered CEE FT Shares and/or each subscriber of Offered CDE FT Shares (and each of the partners of any subscriber that is a partnership) (each an “Indemnified Person”) for the additional taxes payable by such Indemnified Person as a result of the Company’s failure to renounce the Qualifying Exploration Expenditures and/or the Qualifying Development Expenditures, as applicable, in accordance with the terms of the subscription agreement(s) relating to the issuance of the Offered CEE FT Shares and/or Offered CDE FT Shares.  Such agreements will also contain similar indemnification provisions that will apply where there is a reduction of an amount renounced to a subscriber of the Offered CEE FT Shares and/or a subscriber of the Offered CDE FT Shares pursuant to subsection 66(12.73) of the ITA.

Closing Date:	On or about June 14, 2024 or such other date as the Company and the Agents mutually agree (the “Closing Date”).